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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of [November], 2003

                               MIRAE CORPORATION
                (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                               REPUBLIC OF KOREA
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]             No   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [_]                   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



     The registrant files with the Korea Securities Exchange the notice dated November 27, 2003. Attached is English language version of the notice.

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The following table sets forth the summary of guarantee payment for Mirae Online
Co., Ltd.

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1. Subject        Company Name                       Mirae Online Co., Ltd.
   Affiliate
   Company        --------------------------------------------------------------
                  Relation to the Company            Affiliate

--------------------------------------------------------------------------------
2. Summary of     Date                                         November 27, 2003
Guarantee
Payment           --------------------------------------------------------------
                  Creditor                     Seoul Guarantee Insurance Company
                                                             Korea Exchange Bank
                  --------------------------------------------------------------
                  Collateral                                   Long-Term Deposit

                  --------------------------------------------------------------
                  Guarantee        Beginning Date              November 27, 2003
                  Period
                                   ---------------------------------------------
                                   Terminate Date              November 26, 2004

                  --------------------------------------------------------------
                  Guarantee Limit                              2,000,000,000 won

                  --------------------------------------------------------------
                  Guarantee Amount                             2,000,000,000 won

                  --------------------------------------------------------------
                  Conditions of Transaction           To Open a Letter of Credit
                                             To secure a contract implementation
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3. Date of Decision                                                            -
    (by Board of Directors)
--------------------------------------------------------------------------------
   -- Attendance of Independent                                                -
      Directors
--------------------------------------------------------------------------------
   -- Attendance of Auditor                                                    -

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4. Infringement of Fare Trade Rules                                           No

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5. Others                                            - This guarantee for Korea
                                                     Exchange Bank is for
                                                     opening up a letter of
                                                     credit; and for Seoul
                                                     Guarantee Insurance Company
                                                     is for implementing a
                                                     contract.
                                                     - Guarantee period is one
                                                     year that is the same as
                                                     the period of letter of
                                                     credit. However, the actual
                                                     guarantee period might be
                                                     modified in accordance with
                                                     conditions of letter of
                                                     credit.

--------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2003

                                                By   MiRi Chung
                                                   --------------
                                                Mi-Ri Chung
                                                Mirae Corporation
                                                Public Disclosure Representative
                                                Of Investor Relations Team

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